May 18, 2005

Via US Mail and Facsimile

Susan Weisman
Chief Financial Officer
Coach Industries Group, Inc.
12330 SW 53rd Street, Suite 703
Cooper City, Florida 33330

Re: Coach Industries Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Commission File Number: 000-19471

Dear Ms. Weisman:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.   Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 1. Description of the Business

Seasonality, page 6
1. Supplementally explain to us and expand your disclosure to include the facts and circumstances surrounding the 2nd and 4th quarter seasonality cited in your note on page 6.

Item 6. Management's Discussion and Analysis, page 13

2. We understand from your disclosure on page 4 that you classify borrowers' credit quality on a scale of "A" to "D." To provide readers with a better understanding of the credit quality and performance of your loan portfolio, please revise your MD&A disclosures to provide a table quantifying the balances of lease and loan receivables due from customers in each credit quality grade category, including performing and non-performing (non-accrual) balances, allowance for losses, and average interest rates.

3. We note from your disclosure on page 37 that a large portion of accrued wages is attributable to officers and directors and, to better use your resources, you anticipate converting these wages to common stock at a fixed price of $0.92 per share. Supplementally explain to us how you determined the conversion price and how it related to the market value of the stock at the date the conversion price was determined. Also, please explain to us why the conversion of $714,000 in accrued wages was not converted at this fixed rate.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please file an amended Form 10-KSB with a revised report including an explanatory paragraph regarding the restatement for the CTMC acquisition.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

5. The $1,220,979 use of cash related to accrued contract settlement in your statement of cash flows does not equal the change in the balance of the accrual from 2003 to 2004. Please tell us how you computed the balance in your statement of cash flows, and supplementally explain what the change represents.

6. Your statement of cash flows presents cash received from acquisitions of $718,156 in 2004, while note 8 states that you paid cash consideration of $740,000 for CDS. Based on these facts, the first table in note 9 appears to improperly compute a cash flow total based on the sum of non-cash items exchanged in your acquisitions. The investing section of the statement of cash flows should present an outflow for cash paid for acquisitions net of any cash acquired. Accordingly, please revise the statement of cash flows as appropriate and provide us with a reconciliation of cash paid and acquired for each of your acquisitions that supports the total cash flow balance on your cash flow statements. Further, please revise note 8 to present a table for each acquisition showing the allocation of total purchase price (including stock, cash, and assumed debt) to various categories of net tangible and intangible assets acquired.

Note 2 – Summary of Significant Accounting Policies

Supply Inventory, page F-11
7. Please revise your disclosure to include your policy for identifying and recording excess and obsolete inventory.

Note 6. Property and Equipment, page F-15

8. Please tell us why there was no depreciation expense or accumulated depreciation at December 31, 2003.

Concentrations of Credit Risk, page F-10
9. Please revise your disclosure here and throughout your filing to comply with paragraph 39 of SFAS 131. Specifically, please disclose the identity of the segment or segments reporting revenues from your customer contributing 18% to total revenues.

Note 8 – Acquisitions, page F-16

SCB Acquisition
10. Please revise the disclosure regarding the value of the SCB acquisition included here with that included elsewhere in your filing. Specifically, this disclosure does not include the $156,000 of cash received in April 2004.

11. As a related matter, please explain to us why the stock price on November 6, 2003 was used to value the SCB acquisition. Use the conclusions reached in EITF 99-12 in supporting your argument.

Go Commercial Acquisition
12. We note from your disclosure elsewhere in your filing that you acquired Go Commercial in July 2004. Please revise your Note 8 to include a summary of this acquisition.   As a related matter, please supplementally explain to us and include in your revised disclosure why the 423,529 shares were given to CDS.

CDS Acquisition
13. Supplementally explain to us and revise your disclosure to include how the 3.2 million shares of common stock exchanged in the CDS transaction were valued.

14. As a related matter, supplementally explain to us and revise your disclosure to indicate whether the contingent consideration of $960,000 of common stock is based on a fixed number of shares, and confirm to us that the entire amount of contingent consideration has been paid.

Coach Industries Group, Inc.
May 18, 2005
Page 4

15. Please reconcile the valuation of the independent contractor settlement platform discussed in Note 8 ($1.2 million) with that discussed on pages 17, 20, and F-15 ($1.4 million).

Note 10 – Stockholders' Equity, Page F-19

16. Please revise your disclosure to include a discussion of the capitalization of CTMC. This discussion should include the recapitalization via the reverse acquisition and should be presented in detail.

17. Supplementally explain to us and revise your disclosure to include the facts and circumstances surrounding the $550,336 of deferred compensation recognized in 2003.

18. From your disclosure in Note 10, we note that, on August 26, 2003, you issued 1,100,666 shares of common stock to settle approximately $165,000 of consulting charges. This does not appear to be reflected in your statement of stockholders' equity. Supplementally explain to us how you have reflected this issuance. We may have further comment on your response.

19. We note from your Statement of Stockholders' Equity that you issued 1,289,900 shares of common stock during 2004 related to consulting services received or contracted. It is unclear how this amount is derived from the issuances described in Note 10. Please provide us with a tabular reconciliation of each issuance described in Note 10 to the total as stated in your equity rollforward on page F-5.

20. Please revise Note 10 to fully describe each equity transaction occurring during the years presented. Specifically, we note several instances where the specific transaction value is not disclosed, including but not limited to the Elm Street warrants, Chief Compliance and Ethics Officer compensation, dollar amount of the 1.3 million share Elm Street conversion, and several issuances of shares for consulting and legal services. Conversely, we also note that there appear to be items described in Note 10, occurring during fiscal 2004 that are not presented in your equity rollforward, including but not limited to the issuance of warrants to Elm Street Partners on conversion of portions of their note to common stock and the repurchase of 95,000 shares of common stock. Please revise your disclosure in Note 10 and equity rollforward presentation as necessary. If you believe no changes are necessary, supplementally explain to us the facts and circumstances surrounding your conclusion.

21. We note from the disclosure here and elsewhere in your filing that you have accrued an obligation of $1.2 million related to personal guarantees of $12 million and are treating the accrual as compensation expense. Supplementally explain the facts and circumstances surrounding these guarantees. Include in your response why you believe compensation expense is appropriate, how you determined the conversion rate for the portion converted to common stock, and how that rate compares to the market value. We may have further comment on your response.

22. Supplementally explain to us the facts and circumstances surrounding the issuance of 250,000 shares of common stock to your Chief Compliance and Ethics Officer on January 1, 2004. Include in your response how you valued and recorded such issuance. We may have further comment on your response.

Note 11. Income Taxes, page F-23

23. Please revise your tabular disclosure of income tax expense (benefit) to include federal and state as well as current and deferred amounts. You report zero total tax expense for 2004 and 2003. Therefore, please revise your tabular reconciliation of expected to actual tax expense (benefit) so that the expected figures reconcile down to actual tax expenses of zero in both periods presented. Finally, please revise to present all other disclosures required by paragraphs 43 to 49 of SFAS 109.

Note 12 – Segment Reporting

24. We note that your disclosure on page 1 that you operate in two segments; however, your disclosure within Note 12 to your financial statements appears to indicate you operate in three: Manufacturing, Lease Finance, and Independent Contractor Settlement. Please revise your disclosure on page 1 to correspond to that included in Note 12.

25. As a related matter, we note that you have excluded CTMC from the manufacturing segment as you do not feel the current performance is indicative of future results. Please revise your disclosure to include CTMC as a part of the manufacturing segment as SFAS 131 does not provide for exclusion of operating businesses due to unusual financial results. Supplemental disclosure of unusual charges may be provided in this footnote.

Debt

General
26. Your current debt disclosure is inadequate. Please revise your footnote disclosure to include a separate debt footnote specifically detailing the specific terms of each outstanding note as well as the aggregate maturities of borrowings for each of the fiver years following the latest balance sheet date. Refer to SOP 01-6 and paragraph 10 of SFAS 47. Please include a copy of your intended disclosure with your response.

Laurus Note
27. We note that your disclosure on page 18 indicating the number of shares and conversion rates relating to the outstanding balance on the Laurus note appears to indicate a total convertible balance of $3,408,015. This amount is $240,000 than the stated amount outstanding on the note in the same disclosure. Please confirm to us that this amount represents accrued interest or reconcile this discrepancy.

28. We note that the terms of the Laurus note include different conversion rates for various borrowing levels as well as detachable warrants exercisable at various prices. We also note from disclosure elsewhere in your filing and from the statement of stockholders' equity that it appears you have taken a discount on the value of the note. Please explain to us how you have calculated and recorded the beneficial conversion feature related to both the conversion to common stock and the issuance of detachable warrants. Refer to the guidance in EITF 98-5 and EITF 00-27 for guidance. We may have further comment on your response. Please include in your revised debt footnote the effective interest rate of this note.

29. We note the disclosure on page 15 that, due to a market preference provided in the Laurus transaction of 20% on the first $2 million, you reclassified $400,000 to additional paid in capital. Supplementally clarify your intended meaning. Include in your response the source of the market preference.

Elm Street Partners Note
30. We note from your disclosure throughout your filing that you have converted substantial notes payable to Elm Street Partners during 2004 and also issued warrants to purchase common stock in conjunction with the conversion. Supplementally tell us how much of this note is still outstanding as of December 31, 2004. Also, please tell us how you have accounted for the beneficial conversion of the common stock and how you have accounted for the value of the warrants given in connection with the conversion. We may have further comment on your response.

Form 10-Q for the Quarter Ended March 31, 2005

Item 2. Management's Discussion and Analysis

Results of Operations for the three months ended March 31, 2005 compared to March 31, 2004
31. We note that you have included a reconciliation of EBITDA to net income for the quarterly periods ended March 31, 2005 and 2004, but have not discussed your purpose for including this measure. Supplementally explain to us and revise your disclosure to indicate management's use for EBITDA. Also, ensure that net income is reconciled to the most comparable GAAP measure. Refer to the guidance in Section II of FR 65.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief